OMB APPROVAL
                                                     OMB Number:   3235-0145
                             UNITED STATES           Expires: August 31, 1999
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                         Washington, D.C. 20549      hours per form .......14.90
                                                     ---------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )



                               Caldera Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0025 par value
- --------------------------------------------------------------------------------
                           (Title Class of Securities)


                                    12877P109
- --------------------------------------------------------------------------------
                                 (CUSIP Number)



                                 Brice Scheschuk
                         133 Richmond Street West, #401
                            Toronto, Ontario M5H 2L3
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 28, 1999
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 12877P109                                   Page 2 of 6 Pages
- ----------------------------                         --------------------------


1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   Brice Scheschuk
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)*
                                                                          (a)|_|
                                                                          (b)|_|
- --------------------------------------------------------------------------------
3         SEC USE ONLY

- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

                   PF - Personal Funds
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              |_|

- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Canadian
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                            7        SOLE VOTING POWER

                                     405,000
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                            825,000
           WITH             ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          825,000
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.5%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 6 Pages

Item 1.           Securities and Issuer

         The class of equity securities to which this statement relates is the Common Stock, $.0025 par value, of Caldera Corporation ("Company"), a Florida corporation, whose principal executive offices are located at 133 Richmond Street West, #401, Toronto, Ontario Canada M5H 2L3.


Item 2.           Identity and Background

         This statement is filed on behalf of Brice Scheschuk ("Scheschuk"). Scheschuk is a Canadian citizen. The business address of Scheschuk is 133 Richmond Street West, # 401, Toronto, Ontario, Canada M5H 2L3. Scheschuk is a director and the Secretary of the Company and of its wholly-owned subsidiary, Level Jump Financial Group, Inc.

         Scheschuk has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Scheschuk has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.


Item 3.           Source and Amount of Funds or Other Consideration

         Scheschuk acquired 790,625 shares of the Common Stock reported upon in this Schedule 13D as owned by it pursuant to an exchange transaction between the Company and the stockholders of Level Jump Financial Group, Inc. The remaining 34,375 shares of Common Stock are subject to an employee option which is currently exercisable. If Scheschuk makes future acquisitions of the Common Stock, it is anticipated he will use personal funds. Scheschuk has not borrowed and does not contemplate borrowing any funds to acquire Common Stock.


Item 4.           Purpose of Transactions

         Scheschuk acquired 790,625 shares of Common Stock pursuant to a Plan and Agreement of Exchange between the Company and the stockholders of Level Jump Financial Group, Inc., a Colorado corporation ("Level Jump") in a transaction where the Company acquired Level Jump as a subsidiary ("Exchange Transaction") by the purchase of the outstanding Common Stock of Level Jump.

         (a) Scheschuk may from time to time, in the ordinary course, purchase or sell his shares of Common Stock, subject to applicable securities laws and reporting obligations. Scheschuk does not have any agreements to acquire or dispose of any shares of Common Stock at this time, other than the Option Agreements between ZDG Holdings Inc. and Mr. David Roff.

         (b) Scheschuk does not plan to cause any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company. Scheschuk, as a director of the Company, does intend to cause the Company to acquire assets, operating businesses or other entities from time to time. One or more of these transactions may result in changes in the capitalization of the Company.

                                Page 3 of 6 Pages

Alternatively, a transaction may require a corporate merger or reorganization. Currently Scheschuk does not contemplate any transaction that must be reported under this subsection.

         (c) Scheschuk does not plan to cause the sale or transfer of a material amount of the assets of the Company.

         (d) Scheschuk does not plan to cause any immediate change in the board of directors or management of the Company other than has occurred pursuant to the Exchange Transaction. Notwithstanding the foregoing, Scheschuk may act to increase the number of directors in connection with development of the Company and acquisitions by the Company.

         (e) Scheschuk does not plan to cause any change in the charter, by-laws or similar instruments of the Company or to take other actions which may impede the acquisition of control of the Company by any person, except for (i) the creation of various series of preferred stock to implement the reorganization of Level Jump and thestockpage in connection with the merger of Level Jump into the Company and (ii) to update the charter and bylaws which will include various pre-notification provisions for shareholder nominations and proposals and limitations on shareholders' ability to call special meetings.

                  The reorganization in part will permit the Exchangeable Shares of thestockpage.com inc, a subsidiary of the Company, to be extinguishable on issuance of up to 5,912,500 shares of Common Stock of the Company, and issuance of preferred stock of the Company to duplicate voting rights of the currently outstanding preferred stock of Level Jump equal in number shares of Common Stock issuable to extinguish the Exchangeable Shares. The reorganization will also cause the 1999 Performance Equity Plan of Level Jump to be assumed by the Company on a ratio of 1.375 for one for an aggregate of 2,750,000 subject to the plan, of which 1,375,000 shares are subject to outstanding stock options.

         (f) Scheschuk does not plan to cause any class of the securities of the Company to be delisted from any trading medium or to cause the equity securities of the Company to be terminated from registration under Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of the Issuer

         Scheschuk beneficially owns an aggregate of 825,000 shares of Common Stock, represented by (i) 790,625 shares issued and outstanding and (ii) 34,375 shares subject to an option issued by Level Jump under the 1999 Performance Equity Plan which will be assumed by the Company upon the reorganization of the Company and Level Jump is completed. Together these shares represent a beneficial ownership of 10.5% of the outstanding shares of Common Stock.

Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

         Scheschuk has agreements with ZDG Holdings Inc. and Mr. David Roff regarding the voting and right to acquire up to an aggregate of 420,000 shares of Common Stock. These agreements give ZDG Holdings Inc. and Mr. Roff the right to vote 252,000 and 168,000 shares, respectively, on all matters before the stockholders of the Company and the right to buy the shares at $.25 at any time, and from time to time, until October 26, 2004.


                                Page 4 of 6 Pages

Item 7.           Materials to be Filed as Exhibits

                  (10.1) Voting Agreement between ZDG Holdings Inc. and Brice Scheschuk dated October 21, 1999. (Incorporated by reference from Exhibit 4.1 of Form 8-K filed by Caldera Corporation for an event date of October 28, 1999.)

                  (10.2) Option Agreement between ZDG Holdings Inc. and Brice Scheschuk dated October 26, 1999 (Incorporated by reference from Exhibit 4.5 of Form 8-K filed by Caldera Corporation for an event date of October 28, 1999.)


                                Page 5 of 6 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 12, 1999


                                                    /s/ Brice Scheschuk
                                                    -------------------
                                                    Brice Scheschuk

                                Page 6 of 6 Pages